PRUDENTIAL GLOBAL SHORT DURATION HIGH YIELD FUND, INC.

Gateway Center Three, 4th floor

100 Mulbery Street

Newark New Jersey 07102-4077

December 17, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Prudential Global Short Duration High Yield Fund, Inc.

File Nos. 333-182826 and 811-22724

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Prudential Global Short Duration High Yield Fund, Inc., a Maryland corporation (the “Company”), hereby respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-182826) so that such Registration Statement may be declared effective at 10:00 a.m., Eastern Time, on Thursday, December 20, 2012, or as soon as practicable thereafter after the filing of Pre-Effective Amendment No. 4 to the Registration Statement.

We request that we be notified of such effectiveness by a telephone call to the undersigned at (973) 802-5032, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Prudential Global Short Duration High Yield Fund, Inc.

By:	/s/ Claudia DiGiacomo
Name: Claudia DiGiacomo
Title: Assistant Secretary

Global Markets & Investment Banking

One Bryant Park – 8th Floor New York, New York 10036 646-855-6780

December 17, 2012

Mr. Larry Greene

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Prudential Global Short Duration High Yield Fund, Inc.

Registration Statement on Form N-2

File Nos. 333-182826 and 811-22724

Dear Mr. Greene:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we, on behalf of the several underwriters, wish to advise you that distribution of the Registration Statement on Form N-2 as filed on July 24, 2012 and the Preliminary Prospectus dated November 21, 2012, began on November 26, 2012 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on December 20, 2012, with anticipated distribution results as follows: a limited number of Registration Statements have or will be sent to underwriters and approximately 82,726 copies of the Preliminary Prospectus have or will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of the underwriters of the offering of shares of common stock of Prudential Global Short Duration High Yield Fund, Inc. (the “Fund”), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 10:00 a.m., Eastern Time, on December 20, 2012 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 4 to the Registration Statement.

Sincerely,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

On behalf of the Several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Richard A. Diaz
	Name:	Richard A. Diaz
	Title:	Authorized Signatory